UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – June 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

June, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JUNE, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jun-13	May-14	Jun-14	Jun-14 Vs. May-14	Jun-14 Vs. Jun-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	7,414,647	8,965,856	9,290,202	3.6	25.3
Interbank and overnight funds	1,587,406	1,031,840	984,357	(4.6)	(38.0)
Total Cash and cash equivalents	9,002,053	9,997,696	10,274,559	2.8	14.1
INVESTMENT SECURITIES
Debt securities	12,566,833	14,326,152	14,173,657	(1.1)	12.8
Trading	3,621,876	1,606,889	1,795,747	11.8	(50.4)
Available for Sale	5,972,133	9,532,749	9,200,005	(3.5)	54.0
Held to maturity	2,972,825	3,186,515	3,177,905	(0.3)	6.9
Equity securities	9,284,975	10,939,309	11,143,113	1.9	20.0
Trading	43,454	48,238	45,268	(6.2)	4.2
Available for Sale	9,241,520	10,891,072	11,097,844	1.9	20.1
Allowance	(3,025)	(965)	(961)	(0.4)	(68.2)
Total investment securities, net	21,848,783	25,264,496	25,315,809	0.2	15.9
LOANS AND FINANCIAL LEASES
Commercial loans	42,326,079	47,795,668	48,612,060	1.7	14.9
Consumer loans	19,425,583	21,566,200	21,672,818	0.5	11.6
Microcredit	297,790	353,246	349,803	(1.0)	17.5
Mortgage loans	1,333,613	2,284,031	2,356,327	3.2	76.7
Financial leases	5,837,755	6,197,753	6,382,146	3.0	9.3
Allowance for loans and financial leases losses	(2,508,377)	(2,745,813)	(2,715,506)	(1.1)	8.3
Total loans and financial leases, net	66,712,442	75,451,086	76,657,648	1.6	14.9
Interest accrued on loans and financial leases	702,667	696,976	746,308	7.1	6.2
Allowance on Interest accrued on loans and financial leases	(83,110)	(92,430)	(93,186)	0.8	12.1
Interest accrued on loans and financial leases, net	619,557	604,546	653,122	8.0	5.4
Bankers' acceptances, spot transactions and derivatives	377,635	470,774	504,593	7.2	33.6
Accounts receivable, net	1,107,001	1,281,971	1,224,592	(4.5)	10.6
Property, plant and equipment, net	833,489	873,102	864,440	(1.0)	3.7
Operating leases, net	357,235	399,318	401,554	0.6	12.4
Foreclosed assets, net	60,499	53,692	57,461	7.0	(5.0)
Prepaid expenses and deferred charges	508,406	366,170	346,571	(5.4)	(31.8)
Goodwill, net	501,386	567,198	564,815	(0.4)	12.7
Other assets, net	950,101	747,486	778,138	4.1	(18.1)
Reappraisal of assets	1,949,783	2,308,814	2,253,647	(2.4)	15.6
Total assets	104,828,369	118,386,349	119,896,950	1.3	14.4
LIABILITIES
DEPOSITS
Checking accounts	14,836,872	15,170,571	16,332,653	7.7	10.1
Time deposits	19,788,789	21,820,279	21,181,060	(2.9)	7.0
Savings deposits	34,349,222	41,182,923	42,859,493	4.1	24.8
Other	609,181	621,314	653,034	5.1	7.2
Total deposits	69,584,065	78,795,088	81,026,240	2.8	16.4
Bankers' acceptances, spot transactions and derivatives	486,395	416,856	404,573	(2.9)	(16.8)
Interbank borrowings and overnight funds	2,379,064	3,784,273	2,946,987	(22.1)	23.9
Borrowings from banks and other	4,659,570	5,166,980	5,214,236	0.9	11.9
Accrued interest payable	294,660	235,499	265,094	12.6	(10.0)
Other accounts payable	2,246,851	1,974,533	1,852,181	(6.2)	(17.6)
Bonds	7,202,366	7,003,109	6,982,662	(0.3)	(3.1)
Estimated Liabilities	717,153	778,357	700,350	(10.0)	(2.3)
Other liabilities	863,475	863,230	922,302	6.8	6.8
Total liabilities	88,433,599	99,017,924	100,314,623	1.3	13.4
Total shareholders' equity	16,394,770	19,368,424	19,582,327	1.1	19.4
Total liabilities and shareholders' equity	104,828,369	118,386,349	119,896,950	1.3	14.4

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JUNE, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-13	Jun-14	Jun-14 Vs. Jun-13	May-14	Jun-14	Jun-14 Vs. May-14
INTEREST INCOME
Interest on loans	3,392,888	3,492,071	2.9	588,807	593,081	0.7
Interest on investment securities	456,738	365,752	(19.9)	65,815	79,151	20.3
Interbank and overnight funds	64,995	59,321	(8.7)	10,485	11,277	7.6
Financial leases	304,323	296,028	(2.7)	49,329	48,794	(1.1)
Total Interest Income	4,218,944	4,213,172	(0.1)	714,436	732,303	2.5
INTEREST EXPENSE
Checking accounts	57,355	57,500	0.3	9,675	9,912	2.5
Time deposits	474,859	430,982	(9.2)	74,967	76,749	2.4
Saving deposits	525,660	589,945	12.2	101,644	101,943	0.3
Total interest expense on deposits	1,057,874	1,078,427	1.9	186,286	188,604	1.2
Borrowings from banks and others	75,316	64,045	(15.0)	11,049	10,444	(5.5)
Interbank and overnight funds (expenses)	31,990	37,770	18.1	8,602	7,457	(13.3)
Bonds	197,859	195,005	(1.4)	32,889	35,415	7.7
Total interest expense	1,363,039	1,375,247	0.9	238,826	241,920	1.3
Net Interest Income	2,855,905	2,837,925	(0.6)	475,610	490,384	3.1
Provisions for loan and financial lease losses, accrued interest and other, net	614,320	593,854	(3.3)	102,513	99,667	(2.8)
Recovery of charged-off assets	(71,995)	(83,353)	15.8	(13,455)	(13,045)	(3.0)
Provision for investment securities, foreclosed assets and other assets	15,398	21,247	38.0	1,763	2,476	40.5
Recovery of provisions for investments securities, foreclosed assets and other assets	(10,222)	(10,784)	5.5	(4,572)	(1,974)	(56.8)
Total provisions, net	547,501	520,963	(4.8)	86,250	87,124	1.0
Net interest income after provisions	2,308,404	2,316,962	0.4	389,360	403,259	3.6
FEES AND OTHER SERVICES INCOME
Commissions from banking services	474,262	521,409	9.9	87,228	87,190	(0.0)
Branch network services	14,657	15,992	9.1	2,845	2,707	(4.8)
Credit card merchant fees	88,871	101,168	13.8	17,364	16,676	(4.0)
Checking fees	32,822	32,992	0.5	5,758	5,099	(11.5)
Other	43,414	48,232	11.1	8,233	8,003	(2.8)
Total fees and other services income	654,026	719,793	10.1	121,427	119,674	(1.4)
Fees and other services expenses	179,528	186,898	4.1	32,853	32,623	(0.7)
Fees and other services income, net	474,498	532,896	12.3	88,574	87,052	(1.7)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	220,141	(71,722)	(132.6)	(61,936)	(33,335)	(46.2)
Gains (losses) on derivative operations, net	(133,069)	162,848	222.4	75,800	48,905	(35.5)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	566,872	559,967	(1.2)	355	135,197	N.A.
Other	91,077	116,347	27.7	18,517	18,794	1.5
Total other operating income	745,020	767,440	3.0	32,736	169,561	418.0
Total operating income	3,527,922	3,617,298	2.5	510,671	659,872	29.2
OPERATING EXPENSES
Salaries and employee benefits	609,745	628,400	3.1	107,100	105,002	(2.0)
Bonus plan payments	19,979	20,820	4.2	3,984	4,279	7.4
Termination payments	2,760	2,794	1.2	599	272	(54.7)
Administrative and other expenses	1,000,628	1,066,378	6.6	171,694	189,764	10.5
Insurance on deposit, net	93,652	97,558	4.2	17,085	14,279	(16.4)
Charitable and other donation expenses	1,116	1,285	15.1	660	134	(79.8)
Depreciation	112,431	132,503	17.9	21,174	22,521	6.4
Goodwill amortization	11,986	13,975	16.6	2,328	2,383	2.4
Total operating expenses	1,852,296	1,963,713	6.0	324,624	338,634	4.3
Net operating income	1,675,626	1,653,585	(1.3)	186,047	321,237	72.7
NON-OPERATING INCOME (EXPENSE)
Other income	163,837	151,570	(7.5)	13,242	21,315	61.0
Other expenses	41,024	41,469	1.1	6,877	7,307	6.2
Non-operating income (expense), net	122,813	110,102	(10.3)	6,365	14,008	120.1
Income before income tax expense	1,798,439	1,763,687	(1.9)	192,412	335,246	74.2
Income tax expense	489,102	465,881	(4.7)	63,564	87,016	36.9
Net income	1,309,337	1,297,806	(0.9)	128,847	248,229	92.7

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jun-13	May-14	Jun-14	Jun-14 Vs. May-14	Jun-14 Vs. Jun-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,507,753	4,607,173	5,178,638	12.4	47.6
Interbank and overnight funds	971,662	421,929	302,362	(28.3)	(68.9)
Total Cash and cash equivalents	4,479,415	5,029,102	5,480,999	9.0	22.4
INVESTMENT SECURITIES
Debt securities	5,641,300	6,192,240	5,656,030	(8.7)	0.3
Trading	1,464,831	586,097	381,627	(34.9)	(73.9)
Available for Sale	2,763,238	4,077,956	3,750,868	(8.0)	35.7
Held to maturity	1,413,231	1,528,187	1,523,534	(0.3)	7.8
Equity securities	7,316,472	8,764,378	8,929,376	1.9	22.0
Trading	-	-	-	N.A.	N.A.
Available for Sale	7,316,472	8,764,378	8,929,376	1.9	22.0
Allowance	(763)	(737)	(736)	(0.0)	(3.6)
Total investment securities, net	12,957,009	14,955,881	14,584,670	(2.5)	12.6
LOANS AND FINANCIAL LEASES
Commercial loans	25,159,131	28,396,943	29,181,658	2.8	16.0
Consumer loans	6,328,606	7,215,740	7,265,103	0.7	14.8
Microcredit	268,933	330,742	327,920	(0.9)	21.9
Mortgage loans	388,307	981,680	1,020,008	3.9	162.7
Financial leases	1,353,179	1,607,659	1,684,284	4.8	24.5
Allowance for loans and financial leases losses	(1,094,529)	(1,253,703)	(1,219,099)	(2.8)	11.4
Total loans and financial leases, net	32,403,628	37,279,062	38,259,873	2.6	18.1
Interest accrued on loans and financial leases	349,036	352,311	385,263	9.4	10.4
Allowance on Interest accrued on loans and financial leases	(44,890)	(50,361)	(49,884)	(0.9)	11.1
Interest accrued on loans and financial leases, net	304,146	301,950	335,380	11.1	10.3
Bankers' acceptances, spot transactions and derivatives	284,928	372,991	398,453	6.8	39.8
Accounts receivable, net	620,068	772,784	723,366	(6.4)	16.7
Property, plant and equipment, net	323,169	355,985	357,488	0.4	10.6
Operating leases, net	826	4,658	4,580	(1.7)	454.7
Foreclosed assets, net	18,691	18,124	17,739	(2.1)	(5.1)
Prepaid expenses and deferred charges	240,651	155,340	152,951	(1.5)	(36.4)
Goodwill, net	477,867	545,137	542,896	(0.4)	13.6
Other assets, net	419,256	331,280	358,589	8.2	(14.5)
Reappraisal of assets	981,797	1,153,318	1,088,031	(5.7)	10.8
Total assets	53,511,448	61,275,611	62,305,013	1.7	16.4
LIABILITIES
DEPOSITS
Checking accounts	7,923,065	8,431,548	8,953,301	6.2	13.0
Time deposits	11,698,979	13,055,288	12,504,395	(4.2)	6.9
Savings deposits	16,192,024	17,491,367	19,639,256	12.3	21.3
Other	285,776	294,281	308,557	4.9	8.0
Total deposits	36,099,844	39,272,484	41,405,509	5.4	14.7
Bankers' acceptances, spot transactions and derivatives	385,328	344,691	335,270	(2.7)	(13.0)
Interbank borrowings and overnight funds	681,779	2,897,168	1,602,782	(44.7)	135.1
Borrowings from banks and other	2,326,310	2,813,547	2,827,649	0.5	21.6
Accrued interest payable	146,092	125,835	140,550	11.7	(3.8)
Other accounts payable	1,113,497	911,475	958,342	5.1	(13.9)
Bonds	2,546,678	2,520,144	2,499,696	(0.8)	(1.8)
Estimated Liabilities	303,763	386,888	359,709	(7.0)	18.4
Other liabilities	338,119	278,932	308,595	10.6	(8.7)
Total liabilities	43,941,410	49,551,164	50,438,102	1.8	14.8
Total shareholders' equity	9,570,038	11,724,447	11,866,912	1.2	24.0
Total liabilities and shareholders' equity	53,511,448	61,275,611	62,305,013	1.7	16.4

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-13	Jun-14	Jun-14 Vs. Jun-13	May-14	Jun-14	Jun-14 Vs. May-14
INTEREST INCOME
Interest on loans	1,572,240	1,643,976	4.6	278,775	280,697	0.7
Interest on investment securities	264,055	138,061	(47.7)	19,864	30,153	51.8
Interbank and overnight funds	32,239	31,234	(3.1)	5,411	4,841	(10.5)
Financial leases	68,139	70,959	4.1	11,939	12,227	2.4
Total Interest Income	1,936,673	1,884,230	(2.7)	315,989	327,918	3.8
INTEREST EXPENSE
Checking accounts	45,997	47,762	3.8	7,834	8,137	3.9
Time deposits	255,222	233,507	(8.5)	40,115	41,944	4.6
Saving deposits	257,021	251,002	(2.3)	39,527	41,566	5.2
Total interest expense on deposits	558,239	532,271	(4.7)	87,476	91,647	4.8
Borrowings from banks and others	34,517	31,343	(9.2)	5,718	5,146	(10.0)
Interbank and overnight funds (expenses)	8,982	20,402	127.1	6,546	5,215	(20.3)
Bonds	62,960	72,852	15.7	12,011	11,840	(1.4)
Total interest expense	664,699	656,868	(1.2)	111,751	113,848	1.9
Net Interest Income	1,271,975	1,227,362	(3.5)	204,239	214,070	4.8
Provisions for loan and financial lease losses, accrued interest and other, net	269,821	312,049	15.7	55,242	54,323	(1.7)
Recovery of charged-off assets	(27,561)	(29,443)	6.8	(4,788)	(5,420)	13.2
Provision for investment securities, foreclosed assets and other assets	7,487	4,242	(43.3)	569	975	71.3
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,900)	(1,084)	(77.9)	(244)	(456)	87.1
Total provisions, net	244,848	285,764	16.7	50,779	49,423	(2.7)
Net interest income after provisions	1,027,127	941,598	(8.3)	153,459	164,647	7.3
FEES AND OTHER SERVICES INCOME
Commissions from banking services	271,698	300,850	10.7	50,736	49,823	(1.8)
Branch network services	14,597	15,932	9.1	2,835	2,697	(4.9)
Credit card merchant fees	33,280	40,007	20.2	6,918	6,820	(1.4)
Checking fees	17,146	17,385	1.4	3,030	2,776	(8.4)
Other	2,408	1,531	(36.4)	259	191	(26.2)
Total fees and other services income	339,129	375,706	10.8	63,777	62,306	(2.3)
Fees and other services expenses	68,122	63,520	(6.8)	10,713	10,541	(1.6)
Fees and other services income, net	271,007	312,186	15.2	53,064	51,766	(2.4)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	191,071	(82,433)	(143.1)	(62,770)	(36,597)	(41.7)
Gains (losses) on derivative operations, net	(116,375)	155,638	233.7	74,342	48,929	(34.2)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	446,109	460,270	3.2	1	134,850	N.A.
Other	1,360	1,831	34.6	313	302	(3.7)
Total other operating income	522,165	535,306	2.5	11,887	147,484	N.A.
Total operating income	1,820,299	1,789,090	(1.7)	218,410	363,897	66.6
OPERATING EXPENSES
Salaries and employee benefits	259,054	273,362	5.5	46,264	44,453	(3.9)
Bonus plan payments	5,562	5,378	(3.3)	73	1,036	N.A.
Termination payments	185	201	8.6	30	1	(96.2)
Administrative and other expenses	474,839	522,181	10.0	82,082	91,715	11.7
Insurance on deposit, net	46,354	45,072	(2.8)	7,290	8,135	11.6
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	25,264	29,047	15.0	4,847	4,863	0.3
Goodwill amortization	11,233	13,171	17.2	2,195	2,241	2.1
Total operating expenses	822,563	888,411	8.0	142,781	152,443	6.8
Net operating income	997,736	900,679	(9.7)	75,630	211,453	179.6
NON-OPERATING INCOME (EXPENSE)
Other income	59,361	77,812	31.1	6,201	6,770	9.2
Other expenses	17,640	14,879	(15.7)	2,359	2,654	12.5
Non-operating income (expense), net	41,721	62,934	50.8	3,842	4,116	7.1
Income before income tax expense	1,039,457	963,613	(7.3)	79,472	215,569	171.3
Income tax expense	256,976	229,085	(10.9)	29,437	47,090	60.0
Net income	782,481	734,528	(6.1)	50,035	168,479	236.7

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jun-13	May-14	Jun-14	Jun-14 Vs. May-14	Jun-14 Vs. Jun-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	2,147,116	1,775,741	2,043,901	15.1	(4.8)
Interbank and overnight funds	287,969	116,690	626,879	437.2	117.7
Total Cash and cash equivalents	2,435,085	1,892,431	2,670,780	41.1	9.7
INVESTMENT SECURITIES
Debt securities	2,879,853	3,482,690	3,591,506	3.1	24.7
Trading	1,410,675	668,150	750,684	12.4	(46.8)
Available for Sale	905,966	2,150,890	2,180,002	1.4	140.6
Held to maturity	563,213	663,650	660,820	(0.4)	17.3
Equity securities	1,438,830	1,588,906	1,618,232	1.8	12.5
Trading	5,074	-	-	N.A.	(100.0)
Available for Sale	1,433,756	1,588,906	1,618,232	1.8	12.9
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	4,318,683	5,071,596	5,209,738	2.7	20.6
LOANS AND FINANCIAL LEASES
Commercial loans	9,874,690	11,137,339	11,107,560	(0.3)	12.5
Consumer loans	3,823,162	4,688,463	4,778,226	1.9	25.0
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	4,579	66,399	70,929	6.8	N.A.
Financial leases	4,182,051	4,335,150	4,447,478	2.6	6.3
Allowance for loans and financial leases losses	(671,904)	(740,332)	(744,390)	0.5	10.8
Total loans and financial leases, net	17,212,579	19,487,019	19,659,804	0.9	14.2
Interest accrued on loans and financial leases	164,134	159,081	170,897	7.4	4.1
Allowance on Interest accrued on loans and financial leases	(20,474)	(21,866)	(22,572)	3.2	10.2
Interest accrued on loans and financial leases, net	143,660	137,216	148,325	8.1	3.2
Bankers' acceptances, spot transactions and derivatives	92,285	96,795	103,509	6.9	12.2
Accounts receivable, net	402,408	408,503	402,728	(1.4)	0.1
Property, plant and equipment, net	244,541	261,021	252,310	(3.3)	3.2
Operating leases, net	355,990	394,306	396,627	0.6	11.4
Foreclosed assets, net	25,186	19,238	18,659	(3.0)	(25.9)
Prepaid expenses and deferred charges	136,182	119,616	116,293	(2.8)	(14.6)
Goodwill, net	23,519	22,061	21,919	(0.6)	(6.8)
Other assets, net	338,186	229,589	211,284	(8.0)	(37.5)
Reappraisal of assets	393,545	481,432	490,246	1.8	24.6
Total assets	26,121,850	28,620,824	29,702,222	3.8	13.7
LIABILITIES
DEPOSITS
Checking accounts	4,449,910	4,388,884	4,818,361	9.8	8.3
Time deposits	3,964,658	4,830,296	4,861,018	0.6	22.6
Savings deposits	7,309,729	9,564,485	9,861,601	3.1	34.9
Other	221,014	219,551	232,464	5.9	5.2
Total deposits	15,945,311	19,003,217	19,773,444	4.1	24.0
Bankers' acceptances, spot transactions and derivatives	100,105	71,561	67,234	(6.0)	(32.8)
Interbank borrowings and overnight funds	845,306	386,913	683,335	76.6	(19.2)
Borrowings from banks and other	2,045,252	2,006,554	2,037,896	1.6	(0.4)
Accrued interest payable	94,149	63,712	76,050	19.4	(19.2)
Other accounts payable	540,302	504,558	417,907	(17.2)	(22.7)
Bonds	2,765,477	2,412,527	2,412,527	-	(12.8)
Estimated Liabilities	124,628	126,994	85,398	(32.8)	(31.5)
Other liabilities	137,704	145,887	192,327	31.8	39.7
Total liabilities	22,598,233	24,721,923	25,746,118	4.1	13.9
Total shareholders' equity	3,523,616	3,898,901	3,956,104	1.5	12.3
Total liabilities and shareholders' equity	26,121,850	28,620,824	29,702,222	3.8	13.7

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-13	Jun-14	Jun-14 Vs. Jun-13	May-14	Jun-14	Jun-14 Vs. May-14
INTEREST INCOME
Interest on loans	719,326	760,805	5.8	128,345	131,374	2.4
Interest on investment securities	32,295	73,437	127.4	13,607	12,559	(7.7)
Interbank and overnight funds	21,251	19,632	(7.6)	3,214	3,749	16.6
Financial leases	217,906	212,207	(2.6)	35,195	34,583	(1.7)
Total Interest Income	990,779	1,066,081	7.6	180,361	182,265	1.1
INTEREST EXPENSE
Checking accounts	4,966	6,503	30.9	1,302	1,224	(6.0)
Time deposits	106,930	109,931	2.8	19,642	19,723	0.4
Saving deposits	115,352	139,918	21.3	26,070	27,415	5.2
Total interest expense on deposits	227,248	256,352	12.8	47,014	48,362	2.9
Borrowings from banks and others	31,858	28,623	(10.2)	4,664	4,611	(1.2)
Interbank and overnight funds (expenses)	11,677	4,111	(64.8)	362	448	23.5
Bonds	79,382	70,530	(11.2)	11,773	13,435	14.1
Total interest expense	350,165	359,616	2.7	63,814	66,855	4.8
Net Interest Income	640,614	706,465	10.3	116,547	115,409	(1.0)
Provisions for loan and financial lease losses, accrued interest and other, net	186,098	181,661	(2.4)	23,891	29,576	23.8
Recovery of charged-off assets	(26,231)	(32,051)	22.2	(4,834)	(2,517)	(47.9)
Provision for investment securities, foreclosed assets and other assets	5,118	6,469	26.4	611	624	2.1
Recovery of provisions for investments securities, foreclosed assets and other assets	(3,652)	(4,737)	29.7	(241)	(1,256)	420.4
Total provisions, net	161,334	151,343	(6.2)	19,427	26,427	36.0
Net interest income after provisions	479,280	555,123	15.8	97,121	88,983	(8.4)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	84,428	95,834	13.5	16,313	16,121	(1.2)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	45,233	49,742	10.0	8,557	7,955	(7.0)
Checking fees	10,300	10,362	0.6	1,825	1,533	(16.0)
Other	15,165	16,916	11.5	2,810	2,842	1.1
Total fees and other services income	155,126	172,854	11.4	29,506	28,451	(3.6)
Fees and other services expenses	60,848	68,256	12.2	12,366	11,825	(4.4)
Fees and other services income, net	94,279	104,598	10.9	17,140	16,626	(3.0)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	25,612	11,152	(56.5)	1,242	3,436	176.6
Gains (losses) on derivative operations, net	(15,700)	7,109	145.3	2,095	(588)	(128.1)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	93,053	76,184	(18.1)	332	120	(63.9)
Other	88,964	113,308	27.4	18,053	18,016	(0.2)
Total other operating income	191,930	207,754	8.2	21,722	20,985	(3.4)
Total operating income	765,489	867,475	13.3	135,982	126,593	(6.9)
OPERATING EXPENSES
Salaries and employee benefits	160,463	159,696	(0.5)	26,907	27,224	1.2
Bonus plan payments	11,200	11,252	0.5	1,717	2,862	66.7
Termination payments	2,076	1,723	(17.0)	569	220	(61.4)
Administrative and other expenses	224,160	242,969	8.4	41,262	39,129	(5.2)
Insurance on deposit, net	22,234	25,165	13.2	4,703	2,764	(41.2)
Charitable and other donation expenses	28	525	N.A.	503	8	(98.5)
Depreciation	67,063	84,022	25.3	13,084	14,491	10.7
Goodwill amortization	753	805	6.9	133	142	7.1
Total operating expenses	487,977	526,157	7.8	88,878	86,839	(2.3)
Net operating income	277,513	341,318	23.0	47,104	39,754	(15.6)
NON-OPERATING INCOME (EXPENSE)
Other income	20,028	23,150	15.6	1,184	2,375	100.6
Other expenses	10,912	8,093	(25.8)	581	2,027	248.7
Non-operating income (expense), net	9,116	15,057	65.2	603	348	(42.2)
Income before income tax expense	286,629	356,375	24.3	47,707	40,102	(15.9)
Income tax expense	71,915	96,157	33.7	15,918	12,130	(23.8)
Net income	214,714	260,217	21.2	31,789	27,973	(12.0)

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jun-13	May-14	Jun-14	Jun-14 Vs. May-14	Jun-14 Vs. Jun-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,107,706	1,679,516	1,156,007	(31.2)	4.4
Interbank and overnight funds	220,246	396,634	4,562	(98.8)	(97.9)
Total Cash and cash equivalents	1,327,952	2,076,151	1,160,569	(44.1)	(12.6)
INVESTMENT SECURITIES
Debt securities	1,885,360	2,563,993	2,596,813	1.3	37.7
Trading	260,555	286,724	372,526	29.9	43.0
Available for Sale	939,930	1,649,593	1,595,899	(3.3)	69.8
Held to maturity	684,876	627,676	628,388	0.1	(8.2)
Equity securities	517,905	563,281	572,105	1.6	10.5
Trading	38,380	43,220	39,597	(8.4)	3.2
Available for Sale	479,525	520,060	532,508	2.4	11.0
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,403,265	3,127,274	3,168,918	1.3	31.9
LOANS AND FINANCIAL LEASES
Commercial loans	4,777,637	5,584,117	5,573,003	(0.2)	16.6
Consumer loans	6,403,548	6,612,509	6,591,520	(0.3)	2.9
Microcredit	14,230	13,331	13,274	(0.4)	(6.7)
Mortgage loans	88,336	123,619	128,447	3.9	45.4
Financial leases	302,525	254,944	250,384	(1.8)	(17.2)
Allowance for loans and financial leases losses	(456,948)	(451,924)	(456,340)	1.0	(0.1)
Total loans and financial leases, net	11,129,327	12,136,595	12,100,288	(0.3)	8.7
Interest accrued on loans and financial leases	118,228	123,386	123,912	0.4	4.8
Allowance on Interest accrued on loans and financial leases	(8,668)	(9,612)	(10,087)	4.9	16.4
Interest accrued on loans and financial leases, net	109,560	113,774	113,825	0.0	3.9
Bankers' acceptances, spot transactions and derivatives	320	340	365	7.2	14.0
Accounts receivable, net	43,249	48,549	48,203	(0.7)	11.5
Property, plant and equipment, net	159,146	159,380	158,955	(0.3)	(0.1)
Operating leases, net	419	354	347	(1.8)	(17.1)
Foreclosed assets, net	11,681	11,396	13,282	16.5	13.7
Prepaid expenses and deferred charges	83,297	57,803	44,335	(23.3)	(46.8)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	130,600	134,709	140,562	4.3	7.6
Reappraisal of assets	356,625	452,270	452,847	0.1	27.0
Total assets	15,755,444	18,318,595	17,402,497	(5.0)	10.5
LIABILITIES
DEPOSITS
Checking accounts	1,783,583	1,500,289	1,733,150	15.5	(2.8)
Time deposits	1,697,814	1,282,101	1,247,742	(2.7)	(26.5)
Savings deposits	6,878,127	9,674,248	8,618,727	(10.9)	25.3
Other	67,818	71,714	78,004	8.8	15.0
Total deposits	10,427,341	12,528,352	11,677,623	(6.8)	12.0
Bankers' acceptances, spot transactions and derivatives	399	241	208	(13.8)	(47.9)
Interbank borrowings and overnight funds	-	-	-	N.A.	N.A.
Borrowings from banks and other	210,972	184,980	195,427	5.6	(7.4)
Accrued interest payable	29,260	23,762	24,238	2.0	(17.2)
Other accounts payable	468,531	428,191	361,069	(15.7)	(22.9)
Bonds	1,890,212	2,070,438	2,070,438	-	9.5
Estimated Liabilities	198,296	180,974	179,635	(0.7)	(9.4)
Other liabilities	336,232	385,223	371,372	(3.6)	10.5
Total liabilities	13,561,242	15,802,163	14,880,010	(5.8)	9.7
Total shareholders' equity	2,194,202	2,516,432	2,522,487	0.2	15.0
Total liabilities and shareholders' equity	15,755,443	18,318,595	17,402,497	(5.0)	10.5

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-13	Jun-14	Jun-14 Vs. Jun-13	May-14	Jun-14	Jun-14 Vs. May-14
INTEREST INCOME
Interest on loans	712,138	693,449	(2.6)	115,414	115,213	(0.2)
Interest on investment securities	53,689	99,642	85.6	22,584	24,640	9.1
Interbank and overnight funds	8,389	6,927	(17.4)	1,398	2,418	73.0
Financial leases	18,277	12,863	(29.6)	2,195	1,984	(9.6)
Total Interest Income	792,493	812,880	2.6	141,591	144,255	1.9
INTEREST EXPENSE
Checking accounts	5,202	2,640	(49.2)	433	446	3.0
Time deposits	52,093	32,345	(37.9)	5,465	5,497	0.6
Saving deposits	110,428	156,647	41.9	28,886	26,240	(9.2)
Total interest expense on deposits	167,722	191,633	14.3	34,784	32,183	(7.5)
Borrowings from banks and others	6,696	2,495	(62.7)	412	439	6.6
Interbank and overnight funds (expenses)	2,005	2,167	8.1	300	135	(55.0)
Bonds	55,518	51,623	(7.0)	9,106	10,140	11.4
Total interest expense	231,940	247,917	6.9	44,601	42,897	(3.8)
Net Interest Income	560,552	564,963	0.8	96,990	101,358	4.5
Provisions for loan and financial lease losses, accrued interest and other, net	62,498	37,112	(40.6)	9,134	4,434	(51.5)
Recovery of charged-off assets	(7,443)	(8,258)	11.0	(1,949)	(837)	(57.1)
Provision for investment securities, foreclosed assets and other assets	1,851	2,436	31.6	254	664	161.1
Recovery of provisions for investments securities, foreclosed assets and other assets	(544)	(700)	28.6	(42)	(238)	459.7
Total provisions, net	56,362	30,591	(45.7)	7,397	4,023	(45.6)
Net interest income after provisions	504,190	534,372	6.0	89,593	97,335	8.6
FEES AND OTHER SERVICES INCOME
Commissions from banking services	42,347	45,315	7.0	7,207	7,757	7.6
Branch network services	60	60	-	10	10	-
Credit card merchant fees	3,015	3,176	5.3	514	528	2.6
Checking fees	1,676	1,461	(12.8)	247	223	(9.6)
Other	3,974	3,633	(8.6)	692	465	(32.8)
Total fees and other services income	51,071	53,645	5.0	8,670	8,982	3.6
Fees and other services expenses	18,704	19,059	1.9	3,357	3,922	16.8
Fees and other services income, net	32,367	34,586	6.9	5,313	5,060	(4.8)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	2,298	(584)	(125.4)	(326)	(140)	(57.1)
Gains (losses) on derivative operations, net	(226)	(339)	50.2	(891)	516	157.9
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	23,024	20,410	(11.4)	22	227	916.5
Other	749	890	18.8	149	208	39.3
Total other operating income	25,845	20,377	(21.2)	(1,046)	811	177.5
Total operating income	562,403	589,335	4.8	93,859	103,206	10.0
OPERATING EXPENSES
Salaries and employee benefits	113,792	117,554	3.3	20,403	20,428	0.1
Bonus plan payments	2,157	3,599	66.9	2,178	216	(90.1)
Termination payments	182	549	202.4	-	-	N.A.
Administrative and other expenses	162,302	166,108	2.3	24,857	36,499	46.8
Insurance on deposit, net	14,746	16,709	13.3	3,147	1,347	(57.2)
Charitable and other donation expenses	717	678	(5.4)	87	113	29.7
Depreciation	10,762	11,058	2.7	1,839	1,811	(1.6)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	304,658	316,254	3.8	52,512	60,413	15.0
Net operating income	257,745	273,080	5.9	41,347	42,793	3.5
NON-OPERATING INCOME (EXPENSE)
Other income	80,427	38,568	(52.0)	1,907	11,655	511.0
Other expenses	6,812	12,861	88.8	3,000	1,728	(42.4)
Non-operating income (expense), net	73,615	25,707	(65.1)	(1,092)	9,926	N.A.
Income before income tax expense	331,360	298,787	(9.8)	40,255	52,719	31.0
Income tax expense	110,476	97,174	(12.0)	11,714	20,625	76.1
Net income	220,884	201,613	(8.7)	28,541	32,094	12.4

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jun-13	May-14	Jun-14	Jun-14 Vs. May-14	Jun-14 Vs. Jun-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	652,073	903,426	911,656	0.9	39.8
Interbank and overnight funds	107,528	96,586	50,554	(47.7)	(53.0)
Total Cash and cash equivalents	759,601	1,000,012	962,210	(3.8)	26.7
INVESTMENT SECURITIES
Debt securities	2,160,319	2,087,229	2,329,309	11.6	7.8
Trading	485,815	65,918	290,910	341.3	(40.1)
Available for Sale	1,362,999	1,654,310	1,673,236	1.1	22.8
Held to maturity	311,506	367,001	365,163	(0.5)	17.2
Equity securities	11,768	22,745	23,400	2.9	98.8
Trading	-	5,017	5,672	13.0	N.A.
Available for Sale	11,768	17,728	17,728	-	50.6
Allowance	(2,261)	(229)	(225)	(1.7)	(90.1)
Total investment securities, net	2,169,826	2,109,746	2,352,484	11.5	8.4
LOANS AND FINANCIAL LEASES
Commercial loans	2,514,621	2,677,269	2,749,839	2.7	9.4
Consumer loans	2,870,266	3,049,489	3,037,969	(0.4)	5.8
Microcredit	14,627	9,173	8,609	(6.1)	(41.1)
Mortgage loans	852,391	1,112,334	1,136,943	2.2	33.4
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(284,996)	(299,854)	(295,677)	(1.4)	3.7
Total loans and financial leases, net	5,966,909	6,548,410	6,637,683	1.4	11.2
Interest accrued on loans and financial leases	71,269	62,197	66,236	6.5	(7.1)
Allowance on Interest accrued on loans and financial leases	(9,078)	(10,591)	(10,643)	0.5	17.2
Interest accrued on loans and financial leases, net	62,191	51,605	55,593	7.7	(10.6)
Bankers' acceptances, spot transactions and derivatives	101	648	2,266	249.8	N.A.
Accounts receivable, net	41,275	52,135	50,295	(3.5)	21.9
Property, plant and equipment, net	106,633	96,716	95,687	(1.1)	(10.3)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,940	4,935	7,781	57.7	57.5
Prepaid expenses and deferred charges	48,276	33,411	32,993	(1.3)	(31.7)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	62,059	51,907	67,704	30.4	9.1
Reappraisal of assets	217,816	221,795	222,522	0.3	2.2
Total assets	9,439,627	10,171,319	10,487,218	3.1	11.1
LIABILITIES
DEPOSITS
Checking accounts	680,315	849,850	827,840	(2.6)	21.7
Time deposits	2,427,339	2,652,594	2,567,905	(3.2)	5.8
Savings deposits	3,969,342	4,452,823	4,739,910	6.4	19.4
Other	34,573	35,768	34,010	(4.9)	(1.6)
Total deposits	7,111,569	7,991,034	8,169,664	2.2	14.9
Bankers' acceptances, spot transactions and derivatives	563	363	1,861	412.8	230.7
Interbank borrowings and overnight funds	851,979	500,192	660,869	32.1	(22.4)
Borrowings from banks and other	77,036	161,899	153,264	(5.3)	99.0
Accrued interest payable	25,160	22,190	24,255	9.3	(3.6)
Other accounts payable	124,521	130,309	114,863	(11.9)	(7.8)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	90,467	83,501	75,609	(9.5)	(16.4)
Other liabilities	51,420	53,187	50,008	(6.0)	(2.7)
Total liabilities	8,332,714	8,942,675	9,250,393	3.4	11.0
Total shareholders' equity	1,106,913	1,228,644	1,236,824	0.7	11.7
Total liabilities and shareholders' equity	9,439,627	10,171,319	10,487,218	3.1	11.1

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-13	Jun-14	Jun-14 Vs. Jun-13	May-14	Jun-14	Jun-14 Vs. May-14
INTEREST INCOME
Interest on loans	389,184	393,842	1.2	66,273	65,798	(0.7)
Interest on investment securities	106,700	54,611	(48.8)	9,760	11,798	20.9
Interbank and overnight funds	3,115	1,528	(51.0)	462	270	(41.6)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	499,000	449,980	(9.8)	76,494	77,866	1.8
INTEREST EXPENSE
Checking accounts	1,191	596	(50.0)	106	106	(0.1)
Time deposits	60,614	55,198	(8.9)	9,745	9,585	(1.6)
Saving deposits	42,860	42,378	(1.1)	7,161	6,722	(6.1)
Total interest expense on deposits	104,665	98,172	(6.2)	17,012	16,412	(3.5)
Borrowings from banks and others	2,244	1,584	(29.4)	255	248	(2.8)
Interbank and overnight funds (expenses)	9,326	11,090	18.9	1,393	1,659	19.1
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	116,235	110,846	(4.6)	18,660	18,319	(1.8)
Net Interest Income	382,765	339,135	(11.4)	57,834	59,547	3.0
Provisions for loan and financial lease losses, accrued interest and other, net	95,903	63,031	(34.3)	14,246	11,334	(20.4)
Recovery of charged-off assets	(10,760)	(13,601)	26.4	(1,884)	(4,271)	126.7
Provision for investment securities, foreclosed assets and other assets	942	8,099	759.9	328	214	(34.9)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,127)	(4,264)	278.3	(4,044)	(24)	(99.4)
Total provisions, net	84,958	53,265	(37.3)	8,647	7,252	(16.1)
Net interest income after provisions	297,807	285,870	(4.0)	49,188	52,295	6.3
FEES AND OTHER SERVICES INCOME
Commissions from banking services	75,789	79,410	4.8	12,973	13,490	4.0
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	7,344	8,243	12.2	1,374	1,374	(0.0)
Checking fees	3,700	3,783	2.3	657	566	(13.7)
Other	21,867	26,153	19.6	4,472	4,505	0.7
Total fees and other services income	108,700	117,589	8.2	19,475	19,935	2.4
Fees and other services expenses	31,855	36,063	13.2	6,417	6,335	(1.3)
Fees and other services income, net	76,845	81,526	6.1	13,057	13,600	4.2
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,160	143	(87.6)	(82)	(34)	(58.2)
Gains (losses) on derivative operations, net	(769)	440	157.2	255	47	(81.6)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	4,685	3,103	(33.8)	0	-	(100.0)
Other	3	317	N.A.	1	268	N.A.
Total other operating income	5,080	4,003	(21.2)	174	281	61.6
Total operating income	379,731	371,398	(2.2)	62,419	66,176	6.0
OPERATING EXPENSES
Salaries and employee benefits	76,436	77,789	1.8	13,526	12,898	(4.6)
Bonus plan payments	1,060	591	(44.3)	16	166	912.0
Termination payments	317	320	1.0	-	51	N.A.
Administrative and other expenses	139,327	135,121	(3.0)	23,493	22,421	(4.6)
Insurance on deposit, net	10,317	10,613	2.9	1,946	2,034	4.5
Charitable and other donation expenses	300	82	(72.7)	69	13	(81.2)
Depreciation	9,342	8,376	(10.3)	1,403	1,357	(3.3)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	237,099	232,891	(1.8)	40,454	38,938	(3.7)
Net operating income	142,633	138,507	(2.9)	21,965	27,237	24.0
NON-OPERATING INCOME (EXPENSE)
Other income	4,020	12,041	199.5	3,949	516	(86.9)
Other expenses	5,660	5,636	(0.4)	937	898	(4.2)
Non-operating income (expense), net	(1,639)	6,405	490.6	3,012	(382)	(112.7)
Income before income tax expense	140,993	144,912	2.8	24,978	26,855	7.5
Income tax expense	49,735	43,465	(12.6)	6,496	7,171	10.4
Net income	91,258	101,447	11.2	18,482	19,684	6.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel